EXHIBIT 12.1
PIONEER COMPANIES, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

	Three
	Months Ended	Years Ended December 31,
	March 31, 2007	2006	2005	2004	2003	2002
Earnings Available for Fixed Charges
Income (Loss) before income taxes and cumulative effect of change in accounting principle	$12,275	$98,708	$83,271	$885	$14,901	$(5,538)
Less: Capitalized Interest Expense	—	—	—	—	—	—
Add: Fixed charges	3,621	16,258	21,359	23,242	23,687	23,317

Earnings Available	$15,896	$114,966	$104,630	$24,127	$38,588	$17,779

Fixed Charges
Interest expense (3)	$2,082	$10,403	$16,191	$18,462	$19,082	$18,955
Amortization of Debt Issuance Costs	9	85	85	85	89	111
Capitalized interest	—	—	—	—	—	—
Rental Expense representative of interest factor (1)	1,531	5,770	5,083	4,695	4,516	4,251

Total fixed charges	$3,621	$16,258	$21,359	$23,242	$23,687	$23,317

Ratio of Earnings to Fixed Charges (2)	4.39	7.07	4.90	1.04	1.63	N/A

(1)	One-third of rental expense is the portion deemed representative of interest

(2)	Earnings available was not sufficient to cover fixed charges by $5.538 million for the year ended December 31, 2002

(3)	Interest expense related to uncertain tax positions is reflected as income tax expense in Pioneer’s consolidated statement of operations, as allowed by the Financial Accounting Standards Board’s Financial Interpretation No. 48 , “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”, and is accordingly not included in the computation of ratio of earnings to fixed charges.
Calculation of Rental Expense representative of interest factor

Rental Expense	4,638,111	17,484,618	15,402,180	14,227,728	13,685,288	12,880,541
Interest factor (1)	33%	33%	33%	33%	33%	33%

	1,530,577	5,769,924	5,082,719	4,695,150	4,516,145	4,250,579